UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2019
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 6, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Appointment of New Board Member
- Dahra Granovsky appointed to the Board of Directors -
MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 6, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced the appointment of Ms. Dahra Granovsky, of Toronto, Ontario, as a new board member of the Company.
“We believe a balance of directors with IPG experience and directors with relevant industry or business expertise is a fundamental component of effective governance,” said James Pantelidis, Chair of the Board of IPG. “Dahra’s industry experience and executive management expertise in the packaging and recycling sectors will provide valuable insight as IPG executes our growth strategy and vision to become the global leader in packaging and protective solutions.”
Ms. Granovsky currently serves on the Board of Directors of Hammond Power Solutions and Atlantic Packaging Product Ltd., and she formerly served as a director of Redknee Solutions. Ms. Granovsky is the Chief Executive Officer of Beresford Accurate Folding Cartons, a folding carton packaging company; and the Managing Director of Chem-Ecol, a lubricant company; Dahra formerly held executive management roles as the President of Atlantic Packaging Products, a manufacturer of corrugated packaging and paper bags with paper mills and recycling services.
The appointment of Ms. Dahra Granovsky brings the independent directors of the Board to seven of nine total members.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 30 locations, including 22 manufacturing facilities in North America, three in Asia and one in Europe.

For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com